

25002623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III   SEC Mail Processing

SEC FILE NUMBER
8-30511

FACING PAGE   MAR 3 1 2025

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024   AND ENDING ~~Washington, DC~~ December 31, 2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Revere Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

560 Lexington Avenue, 16th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oseas Zuluaga	212-688-2098	ozuluaga@reveresecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + Partners CPAs, PLLC

(Name – if individual, state last, first, and middle name)

10 Winthrop St.	Rochester	New York	14607
(Address)	(City)	(State)	(Zip Code)

7/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Oseas Zuluaga_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Revere Securities LLC_ , as of _12/31_ , 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EILEEN CLAUDIO
Notary Public, State of New York
NO. 01CL6317047
Qualified in Kings County,
Commission Expires 12/22/2026

Signature: _____

Title: _Chief Financial Officer_

Notary Public

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Revere Securities LLC

Financial Statements
December 31, 2024

REVERE SECURITIES LLC

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Revere Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Revere Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on Revere Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Revere Securities, LLC's financial statements. The supplemental information is the responsibility of Revere Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

We have served as Revere Securities, LLC's auditor since 2016.

Rochester, New York

March 27, 2025

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

REVERE SECURITIES LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	466,476
Cash and cash equivalents - restricted		2,577,886
Marketable securities, at fair value		418,742
Receivable from clearing broker		2,043,460
Other receivables		29,432
Prepaid expenses		46,154
Property and equipment, net		80,744
Due from related parties, net		1,437,204
Operating lease right-of-use asset		921,204
Deposit		82,868
	$	8,104,170

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued commissions, expenses and other liabilities	$	3,697,637
Due to clearing broker		549,216
Note payable		150,000
Operating lease liability		965,146
		5,361,999
MEMBER'S EQUITY		2,742,171
	$	8,104,170

REVERE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2024

REVENUES

Investment banking	$ 9,004,529
Commission income	5,527,374
Management fees	290,994
Principal transactions	62,830
Other income	370,917
	15,256,644

EXPENSES

Commissions	7,958,431
Compensation and benefits	2,671,108
Clearing and execution	423,974
Occupancy	417,805
Credit loss	372,000
Professional fees	357,672
Administrative and general	287,954
Insurance	278,103
Travel and entertainment	258,995
Registration and quote fees	205,146
Taxes and licenses	137,019
Consulting fees	119,283
Settlement expense	415,000
Depreciation expense	4,712
	13,907,202

NET INCOME — $ 1,349,442

REVERE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

BALANCE AT JANUARY 1, 2024	$ 2,042,729
Member distributions	(650,000)
Net income	1,349,442
BALANCE AT DECEMBER 31, 2024	$ 2,742,171

REVERE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,349,442
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	4,712
Noncash commission expense	15,000
Credit loss expense	372,000
Unrealized loss on marketable securities	301,790
Net changes in operating assets and liabilities affecting cash flows:	
Purchase of marketable securities, net	(89,870)
Receivable from clearing broker	(1,759,808)
Other receivables	(29,762)
Due from related parties	(187,284)
Prepaid expenses	7,315
Deposits	(62,433)
Accrued commissions, expenses and other liabilities	3,062,178
Due to clearing broker	(51,655)
Operating lease right-of-use asset and liability, net	42,351
Net cash provided by operating activities	2,973,976
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(85,456)
Net cash used in investing activities	(85,456)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(650,000)
Net cash used in financing activities	(650,000)
NET INCREASE IN CASH AND RESTRICTED CASH	2,238,520
CASH AND RESTRICTED CASH:	
Beginning of year	805,842
End of year	$ 3,044,362
AS PRESENTED IN THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION:	
Cash and cash equivalents	$ 466,476
Cash and cash equivalents - restricted	2,577,886
	$ 3,044,362
NONCASH OPERATING ACTIVITY:	
Increase in operating lease right-of-use asset and operating lease liability	$ 1,101,445

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

1. **ORGANIZATION**

   Revere Securities LLC (the Company), a wholly-owned subsidiary of Revere Investment Holdings LLC (Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company, headquartered in New York City with offices in Florida and Massachusetts, executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory and investment banking services throughout the United States. The Company also earns commissions from negotiating the sale of annuity contracts. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities.

   The Company is engaged in a single line of business as a securities broker/dealer, primarily executing principal and agency transactions in listed and over-the-counter securities and performing investment advisory and investment banking services. The Company uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the Company uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the business activities are managed using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Cash and Cash Equivalents – The Company considers all cash in banks and short-term investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk. At December 31, 2024, the Company had $2,577,886 of restricted cash representing a deposit with its clearing broker.

   Receivable from Clearing Broker – Represents amounts due from the Company's clearing broker. The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. Accordingly, the Company measures its allowance for credit losses based on an evaluation of historical internal and external information and past experience of the receivable aging, adjusted for current economic conditions, and supportable forecasts about future events that affect the collectability of receivables. Specific factors considered in measuring the expected amount of receivables collected include the current payor-specific risk characteristics, current and forecasted future financial condition, the credit rating of payors, the past payment history and forecasted payment ability, and other factors such as changes in the economy due to interest, inflation and unemployment levels. As of the date of these financial statements, management believes that the receivables are fully collectible. Accordingly, no allowance for estimated credit losses has been recorded at December 31, 2024. At December 31, 2024, the receivables from clearing broker totaled $2,043,460.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*Continued*)

Other Receivables – Other receivables consist of loans made to various advisors as incentives. Pursuant to the agreements, certain of the loans will be forgiven by the Company and included as compensation upon the employees meeting the agreed-upon length of service requirements. At December 31, 2024, the loans totaled $26,500 and are included in other receivables in the accompanying statement of financial condition. There was no allowance for credit losses at December 31, 2024. During the year ended December 31, 2024, a $122,000 credit loss was recorded to write off certain uncollectible loans.

Marketable Securities – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; as such, realized and unrealized gains and losses are recorded in the statement of income.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets is provided using the straight-line method for financial reporting purposes. Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Maintenance and repairs are expensed as incurred; significant betterments are capitalized.

Revenue Recognition – The Company records security transactions, including commission income, on a trade-date basis as securities transactions occur. Commissions from the sale of annuity products are recorded when the related annuity contracts have been signed. Investment banking and advisory fees are recorded when the related services have been completed. See Note 3 for further details.

Income Taxes – The Company is a single member LLC which is wholly-owned by Holdings. As a single member LLC, the Company is a disregarded entity for income tax purposes; accordingly, no income tax provision has been reflected in the accompanying financial statements, except for the New York State franchise and Pass-through Entity Tax (PTET).

During the year ended December 31, 2024, the Company elected to pay a Pass-Through Entity Tax for its member in the amount of $131,603, pursuant to the New York pass-through entity tax provisions. Such PTET liability is allowed as a credit on the income tax returns of the member for state tax purposes. In accordance with IRS Notice 2020-75, the PTET liability will be allowed as a deduction on the Company's federal tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. As of December 31, 2024, the Company had no unrecognized tax benefits recorded in the financial statements.

Holdings files consolidated tax returns which include the income or loss of the Company. Those tax returns may be subject to examination by taxing authorities, however at December 31, 2024 there were none in progress. Management believes that Holdings is no longer subject to audit for years prior to 2021.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

---

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*Continued*)

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2025 and March 27, 2025, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. **REVENUE RECOGNITION**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Income – Commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period the services are performed.

Management Fees – Management fees are earned over the period in which the services are provided.

Principal Transactions – The Company's principal transaction revenue represents fees earned from the underwriting of certain securities. Revenue is recognized upon satisfaction of the related performance obligation which is completion of the underlying transaction.

Investment Banking – Investment banking revenue is recorded when the performance obligation for the transaction is satisfied under the terms of each engagement, typically at a point in time upon the closing of the related transaction.

Other Income – The Company's other revenues consist of money market rebates, margin interest rebates, postage and handling rebates and other interest income which is recognized on a monthly basis as earned in accordance with the Company's clearing agreement.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

4.   INVESTMENTS IN MARKETABLE SECURITIES

The cost and fair value of investments in marketable securities were as follows at December 31, 2024:

	Cost Basis	Unrealized Gains	Fair Value
Equity securities	$ 219,435	$ 123,191	$ 342,626
Cash	76,116	-	76,116
	$ 295,551	$ 123,191	$ 418,742

Fair Value of Financial Instruments – The fair value of the Company's financial instruments is determined using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, receivables, and payables. At December 31, 2024, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2024, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

The Company values its equity securities using closing prices as reported on active national exchanges. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

4.   **INVESTMENT IN MARKETABLE SECURITIES (*Continued*)**

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 342,626	$ -	$ -	$ 342,626
Cash	76,116	-	-	76,116
	$ 418,742	$ -	$ -	$ 418,742

5.   **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2024:

Leasehold improvements	$ 85,456
Equipment	50,753
Furniture and fixtures	30,850
	167,059
Less: accumulated depreciation	(86,315)
	$ 80,744

6.   **NOTE PAYABLE**

The Company has a note payable to the United States Small Business Administration under its Economic Injury Disaster Loan assistance program. The note bears interest at 3.75% per annum and requires monthly installments of $731, including principal and interest, commencing July 2021 through July 2050, with accrued interest being paid first. The note is collateralized by substantially all of the Company's assets. At December 31, 2024, the outstanding balance of the note was $150,000.

Future minimum principal payments are as follows for the years ending December 31:

2025	$ 525
2026	3,222
2027	3,345
2028	3,472
2029	3,605
Thereafter	135,831
	$ 150,000

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

7. RELATED PARTY TRANSACTIONS

Related Party Income – During the year ended December 31, 2024, the Company recorded management fees of $290,994 from Revere Wealth Management, LLC (RWM), which is a wholly-owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays expenses on behalf of RWM and earns a management fee related to these services.

Due from Related Parties – Represents amounts owed by Revere Capital Advisors, LLC (RCA), RWM, and Revere Investment Holdings (RIH), all affiliated entities, primarily related to the Company's expense sharing agreement, management fees and various other activities. Additionally, the amount also includes advances receivable from an officer of the Company.

A summary of the activity in the account follows for the year ended December 31, 2024:

	Balance at January 1, 2024	Advances	Repayments	Balance at December 31, 2024
Due from RWM	$ 469,144	$ 142,255	$ 330,668	$ 280,731
Due from RIH	774,124	707,479	675,772	805,831
Due from RCA	244,618	272,735	254,211	263,142
Due from officer	12,034	196,126	70,660	137,500
Due from former officer	-	200,000	-	200,000
Allowance for credit losses	-	-	-	(250,000)
	$ 1,499,920	$ 1,518,595	$ 1,331,311	$ 1,437,204

At December 31, 2024, an allowance for credit loss of $250,000 was recorded against the due from RCA and is included in credit loss expense in the accompanying statement of income.

Expense Sharing Arrangement – The Company and RCA share various expenses including rent, telephone, insurance, payroll and others. During the year ended December 31, 2024, the related expenses paid by (reimbursed to) the Company are recorded in the accompanying financial statements as follows:

Occupancy	$ (60,656)
Payroll	(33,120)
Telephone	31,200
Other	5,101
	$ (57,475)

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

8. **COMMITMENTS AND CONTINGENCIES**

Lease Obligations – The Company leased three offices during 2024 - one located in Florida, one located in Massachusetts, and one located in New York. The Florida agreement was renewed through February 2028 and provides for monthly base rentals ranging from $3,713 to $4,017 over the term of the agreement plus additional amounts for the Company's proportionate share of operating expenses. The Massachusetts lease matured in October 2024 and was renewed through January 2028, requiring monthly base rental payments ranging from $10,350 to $10,800 over the term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses. The New York lease matures in February 2027 and requires monthly base rental payments of $20,811 over the term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses.

The Company applies the provisions of ASC Topic 842 to its lease agreements. Accordingly, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured over the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

At December 31, 2024, the Company had a $965,146 operating lease liability and a $921,204 operating lease right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 6.5%. The weighted average remaining lease term for all leases is 2.63 years. Total rent expense for 2024 was $417,805. Future minimum rent payments required under these agreements follow:

2025	$	387,331
2026		422,449
2027		218,893
2028		18,835
Total contractual future minimum rental payments		1,047,508
Less: imputed interest		(82,362)
Operating lease liability at December 31, 2024	$	965,146

Legal Proceedings – In the normal course of business, the Company may be named as a defendant in lawsuits and may be involved in certain regulatory investigations and proceedings. During the year ended December 31, 2024, the Company was involved with three legal proceedings. Two of these proceedings were settled totaling $65,000, of which $56,698 was paid. One of the settlements entered into is a joint and severable agreement between the Company and a former officer totaling $550,000, of which $200,000 will be paid by the former officer and is included in related party receivable at December 31, 2024, and the remaining $350,000 will be paid by the Company. At December 31, 2024, $640,000 is included in accrued expenses in the accompanying statement of financial condition. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2024.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2024

8.   COMMITMENTS AND CONTINGENCIES *(Continued)*

Retirement Plan – The Company maintains a 401(k) profit sharing plan for substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company's contributions to the plan are made at the discretion of the Board of Directors. There were no Company contributions made during the year ended December 31, 2024.

Off-Balance Sheet Credit Risk – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. Based on experience, the Company does not believe any potential losses will be material.

9.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,005,890, which was $709,837 in excess of its required net capital of $296,053, and a ratio of aggregate indebtedness to net capital of 4.4148 to 1.0.

* * * * * * * * * *

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2024

1. Total member's equity from statement of financial condition	$ 2,742,171
2. Deduct: member's equity not allowable for net capital	-
3. Total member's equity qualified for net capital	2,742,171
4. Add:	
A. Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	2,742,171
6. Deductions and/or charges:	
A. Total non-allowable assets from statement of financial condition	(1,673,470)
B. Security demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	1,068,701
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	-
D. Undue concentration	(62,811)
E. Other	-
10. Net capital	$ 1,005,890

(Continued)

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6 2/3% of line 19)	$	296,053
12. Minimum dollar net capital requirement of reporting broker and dealer	$	100,000
13. Net capital requirement (greater of line 11 or 12)	$	296,053
14. Excess net capital (line 10 less line 13)	$	709,837
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	561,811

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A. I. liabilities from statement of financial condition	$	4,440,795
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18. Deduct: adjustment based on deposits in special reserve accounts		
19. Total aggregate indebtedness	$	4,440,795
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		441.48%

RECONCILIATION TO FOCUS REPORT:

There were no differences between this computation of net capital and the corresponding computation prepared by Revere Securities, LLC on their unaudited Part IIA FOCUS report as of the same date.

(Concluded)

REVERE SECURITIES LLC

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2024

To the best of my knowledge and belief, Revere Securities LLC claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) (the exemption provision) for the entire year ended December 31, 2024.

To the best of my knowledge and belief, Revere Securities LLC has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) throughout the entire year ended December 31, 2024 as described in paragraph (d)(4)(iii) of this section without exception.

Oseas Zuluaga, Chief Financial Officer

RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Revere Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Revere Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provision) and (2) Revere Securities, LLC stated that they met the identified exemption provision throughout the most recent fiscal year without exception. Revere Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revere Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs PLLC

Rochester, New York

March 27, 2025

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

REVERE SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraphs (k)(2)(i) and (ii).

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Revere Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Revere Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs PLLC

Rochester, New York

March 27, 2025

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____22,314_____

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____7,982_____)

        _____
               Date Paid
    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____$14,332_____

    G. **PAYMENT:** √ the box
        Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
        Total (must be same as F above) $ _____$14,332_____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REVERE SECURITIES LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 03 day of 3 , 20 25 .

CHIEF FINANCIAL OFFICER
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

10

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1
and ending DECEMBER 31, 2024

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,256,645

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

DOLLAR FOR DOLLAR EXPENSE REINBURSEMENT TO THE I/A WITH NO MARKUP $361,379

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 19,017

Enter the greater of line (i) or (ii) $19,017

Total deductions   380,396

2d. SIPC Net Operating Revenues $ 14,876,248

2e. General Assessment @ .0015 $ 22,314

(to page 1, line 2.A.)